SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

September 3, 2004

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure: Supplemental information to the France Telecom Management Report for the six months ended June 30, 2004 and 2003 submitted by the Registrant to the Securities and Exchange Commission on Form 6-K on August 3, 2004

SUPPLEMENTAL INFORMATION TO THE FRANCE TELECOM MANAGEMENT

REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2004 and 2003

Section 1.1.2:

•	In the eighth paragraph preceding the “Evolution of net financial debt” sub-heading, the release of provisions for depreciation and discounting and changes during the first six months of 2004 should read “(€441 million)” instead of “(€417 million).”

Section 3.2:

•	In the first sentence of the first paragraph, the percentage of the share capital that France Telecom held in Wanadoo should read “95.94%” instead of “95.95%.”

Section 3.2.4.1:

•	The variation of revenues (on a comparable basis) set forth in the table should read “15.9%” instead of “15.8%.”

•	The caption “CAPEX/Operating Income” contained on the seventh line of the table should read “CAPEX/Revenues” instead.

Section 3.2.4.3:

•	In the first sentence of the second paragraph following the “Operating Income before Depreciation and Amortization” sub-heading, the operating income before depreciation and amortization on a historical basis for the “Access, portals and e-Merchant” component as of June 30, 2003, should read “negative €25 million” instead of “negative €26 million.”

•	The improvement of operating income before depreciation and amortization during the first half 2004 compared to the first half 2003, expressed on a comparable basis, should read “87.4%” instead of “86.8%.”

•	In the paragraph immediately above the heading “Operating Income” sub-heading, the operating income before depreciation and amortization for the “Access, portals and e-Merchant” component as related to revenues at June 30, 2004 compared to June 30, 2004 should read “(3.1)%” instead of “(3.2)%.”

Section 3.2.5.1:

•	The caption “Operating income before depreciation and amortization/Operating Income” contained on the fifth line of the table should read “Operating Income/Revenues” instead.

•	The caption “Operating income before depreciation and amortization - CAPEX” contained on the seventh line of the table should read “CAPEX/Revenues” instead.

Section 3.2.5.3:

•	In the first paragraph following the “Operating Income Before Depreciation and Amortization” sub-heading, operating expenses before depreciation and amortization as a percentage of revenues on a historical basis for the “Directories” component at June 30, 2003 should read “64.9%” instead of “65.5%.”

•	In the second paragraph following the “Operating Income Before Depreciation and Amortization” sub-heading, the growth recorded by operating income before depreciation and amortization for the six months ended June 30, 2004 compared, on a historical basis, to the six months ended June 30, 2003 should read “10.1%” instead of “9.4%”

•	In the same paragraph, operating income before depreciation and amortization on a historical basis for the six months ended June 30, 2003 should read “€148 million” instead of “€149 million.”

•	Still in the same paragraph, operating income before depreciation and amortization for the “Directories” component as related to revenues increased, going from “35.1%” instead of “34.9%” for the six months ended June 30, 2003 to “37.5%” instead of “38.4%” for the six months ended June 30, 2004, for an approximate increase of “2.4 points” instead of “3 points.”

Section 3.3.1:

•	The operating income for the six months ended June 30, 2004 set forth in the fourth line of the first table should read “2,388” instead of “2,387.”

Section 3.3.2:

•	The consumer services revenues for the six months ended June 30, 2004 set forth in the fifth line of the second table should read “5,414” instead of “5,141.”

•	In the first sentence of the paragraph immediately following the “Consumer telephone communications” sub-heading, “for the first half of 2003 compared to the first half of 2004” should read “for the first half of 2004 compared to the first half of 2003.”

•	In the table following the “Revenues from Business Services” sub-heading, revenues from “Other business services” decreased (on a comparable basis) by “5.3%” instead of “5.6%.”

Section 3.3.3:

•	In the paragraph immediately following the “Operating Income” sub-heading, the recorded growth in the operating income for the “Fixed Line, Distribution, Networks, Large Customers and Operators” of 10.8% is expressed on a “comparable basis.”

Section 3.4.2:

•	The first itemized comment contained in the third paragraph should read to say that Equant’s segment revenues during the six months ended June 30, 2004 grew by 2.5% on a “historical basis,” and not on a “comparable basis.”

•	In the last paragraph, the revenues relating to the SITA agreement for the first six months of 2004 should read “US$266 million” instead of “US$266.”

Section 3.4.2.1:

•	In the paragraph immediately following the “Operating Income Before Amortization” sub-heading, the decrease in the operating income before depreciation and amortization during the six months ended June 30, 2004 compared (on a historical basis) to the six months ended June 30, 2003 should read “66.7%” instead of “67.7%.”

•	The following sentences are added at the end of the paragraph immediately following the “Operating Income Before Amortization” sub-heading: “On a comparable basis, operating income before depreciation and amortization decreased from €121 million to €48 million. This decrease is attributable to a decrease in revenues which was only partially offset by the favorable impact of the multi-annual plan implemented by Equant to reduce operating expenses.”

•	In the paragraph immediately above the “Investments in Tangible and Intangible Assets” sub-heading, operating income on a comparable basis as of June 30, 2004 should read “€143 million” instead of “€143.”

Section 3.5.2:

•	In the second paragraph, the revenues of the TP Group as of June 30, 2004 should read “€1,944 million” instead of “€1,446 million.”

Section 4.1:

•	On the second line of the first paragraph, the words “an increase” should be replaced with the words “a decrease.”

Section 5.1:

•	In the third paragraph, the available cash flow generated over the first six months of 2004 should read “€1.1 billion” instead of “1.1 billion.”

Section 5.1.1:

•	In the second footnote to the second table, the amount of long-term financial debt of subsidiaries at June 30, 2004 attributable to Tele Invest and Tele Invest II should read “€2,210 million” instead of “€2,208 million.”

•	In the first paragraph following the second table, the amount of the bonds issued in January 2004 should read “€2.476 billion” instead of “€2,476 billion.”

•	In the second paragraph following the second table, the amount of treasury bills outstanding at June 30, 2004 should read “€1.686 billion” instead of “€1,686 billion.”

Section 5.1.2:

•	The following sentence is added at the end of the bond analysis for France Telecom: “Finally, Euro Medium Term Notes maturing in 2005, 2006 and 2009, were issued during the first half of 2004 for a total amount of €2.4 billion included under ‘Bank loans.’”

The sentence immediately after “Enclosure:” on the Form 6-K submitted by the Registrant on August 3, 2004 should read “France Telecom Management Report for the six months ended June 30, 2004 and 2003.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: September 3, 2004	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information